GlobalTel IP, Inc.

8000 North Federal Highway

Suite 100

Boca Raton, FL 33487

July 9, 2007

Mr. Mark P. Shuman, Legal Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:

GlobalTel, IP, Inc. ( the “Company”)

Registration Statement on Form SB-2/A

Filed May 4, 2007

File No. 333-135585

Dear Mr. Shuman:

Reference is made to your letter of May 4, 2006 with respect to Amendment No. 3 to the Company’s registration statement. The attached correspondence refers to numbered paragraphs 12 through 15 in your letter.

Sincerely,

/s/ Larry M. Reid

Larry M. Reid

RIBOTSKY, LEVINE & COMPANY, CPAs

Certified Public Accountants

901 NE 125th Street, Miami, Florida 33161

Ph: 305-895-0202; Fax: 305-891-5667

July 3, 2007

Board of Directors

GLOBALTEL IP, INC.

8000 North Federal Highway, Ste. 100

Boca Raton, FL 33487

RE:

SEC review of Registration Statement on Form SB-2/A: File # 135585

Gentlemen;

As requested, we have reviewed the SEC comment letter dated May 4, 2007 regarding GlobalTel IP Inc.’s (the “Company” or “GTIP”) registration statement and the issues raised therein directed to the auditors and/or its financial statements. To assist you in responding to the SEC we will address items #12, 13, 14 and 15 in the comment letter.

1.

(SEC #12) Independent Auditor’s Report – Firm Name/PCAOB Registration

Ribotsky, Levine & Company, CPAs is a registered d/b/a of Starman & Abitante, LLC, a Florida limited liability company and licensed CPA firm in Florida. Our application with the PCAOB identified Ribotsky, Levine & Company, CPAs as “another name” used by the firm. In response to our email dated September 7, 2006 (prompted by the SEC comment letter) the PCAOB added “Ribotsky, Levine & Company, CPAs” as a search term so visitors to their web site will be automatically directed to the application for Starman & Abitante, LLC.  (See attached email and reply from PCAOB registration staff)

Our firm was established over twenty-five years ago when Marvin Ribotsky, CPA and Norman Levine, CPA founded the firm in Miami, Florida. The firm has significant name recognition in the South Florida community and professional marketplace. The founders of the firm, in accordance with a succession plan, are in the process of transferring control to a long-time partner and the managing partner for the firm (Messrs. Starman and Abitante, respectively). The transition required a new entity and thus a new legal name. Since our location, all employees and all clients of the firm remained the same, and, to preserve the goodwill of the firm, we continue to operate as “Ribotsky, Levine.” This is similar to many established professional firms in our area who retain the founders’ names as their firm name. However, the PCAOB would not accept our application under a fictitious name. We believe that the continuity of the firm, the long history of the firm, the continued participation of Messrs, Ribotsky and Levine, and the significant goodwill we have earned are significant business reasons for continuing the use of our established name over the use and promotion of our legal name. We also believe that the PCAOB has provided the public with a solution that provides full disclosure and minimizes confusion.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 3, 2007

2.

(SEC #13) Financial Statements – Major Supplier

For the fiscal year ended September 30, 2005, the Company relied on one supplier (Interactive Media Technologies, Inc., -a related party; “IMT”) for all of its outbound telecommunication termination services. The Company does not have a written agreement for the provision of these services.

For the fiscal year ended September 30, 2006, the Company continued to significantly rely on IMT as its primary supplier; however the Company began to reduce its reliance by using other telecommunications suppliers which have on a cumulative basis accounted for approximately 5% of total costs of sales for the year ended September 30, 2006. In 2006, the Company entered into an agreement with Global Crossings (a Tier one telecommunications provider) in which it intends to terminate a large block of minutes during the fiscal year ending September 30, 2007. Notwithstanding the addition of new telecommunication suppliers’ management for the Company has represented to us that they will continue to be reliant on IMT as their major supplier for the foreseeable future.

Payment and revenue collection: The Company is notified by IMT on a daily basis for usage and invoiced every business day for measured usage (termination of traffic) at rates disclosed for each period. IMT has no responsibility for (nor any right to) collection of revenue on behalf of the Company and is fully responsible to IMT whether or not it has been paid by its customers. Notwithstanding the above during the first year after the purchase of the VoIP assets from IMT, some mutual customers inadvertently made payments to IMT for services received from the Company. The amounts received by IMT were credited to the Company in the billing cycle in which they occurred. New procedures and client communication have since minimized this occurrence. Balances owed to IMT for services provided but which remain unpaid at the end of a period are recorded as “due to related party” on the Company’s balance sheet. Since September 2006, upon demand by IMT, the Company has paid IMT on a near daily basis for usage of their network.

Levels of activity and usage: The Company has no requirement to maintain a minimum amount of traffic in order to qualify for periodic rates from IMT nor does it receive any form of discount or rebate for usage above certain levels. Other suppliers the Company has negotiated with have minimum usage requirements to do business at all or provide progressive rates based on levels of usage. During its development stage the Company concentrated its resources on building its own technology infrastructure and expanding its customer base and has only recently reached call levels necessary to establish independent relationships with Tier-one telecommunication suppliers. The Company believes it has adequate controls for verifying the usage of IMT’s resources and can independently determine on a daily basis the amount of minutes consumed by its customers on IMT’s network. Thus, in essence, the Company can determine its own liability to IMT for minutes consumed irrespective of the timing of IMT’s billing process.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 3, 2007

3.

(SEC #14) Financial Statements – Revenue Recognition

As disclosed in Note 1 of the September 30, 2006 Financial Statements, audited by our firm, the Company recognizes revenue in conjunction with pre-authorized customer access to, and, measured consumption of, minutes on its VoIP network. Earned revenue is recognized net of any taxes collected or any access fee paid by the Company. The Company considers usage as acceptance of the services provided and believes its internal and external traffic call reports provide adequate documentation the services underlying its commitment have been delivered. Each customer has a unique ID and security PIN that provides protection against unauthorized network utilization. Clients can confirm on the Company’s website remaining (unused) minutes attributed to their ID or account.

Elements of Revenue Recognition: Most customers purchase pre-paid blocks of minutes and either consume those units themselves over time or resell those assigned blocks of time to other resellers or agents who sell them to end users. Typically, the Company receives payment in advance (at a fixed price [rate] per minute) for these transactions but does not recognize the revenue until the associated call minutes are utilized by the customer. While customers have no-recourse to the Company for purchased but unused minutes the Company considers all unused pre-purchased minutes as a “Deferred revenue” liability. This amount is adjusted on a monthly basis based on call usage reports which identify the remaining unused minutes for each client ID.

The guidance promulgated in SAB 104 and previous Staff Accounting Bulletin No. 101 outlined, in general, the four criteria [footnotes omitted] for recognizing earned revenue:

1.

Persuasive evidence of an arrangement exists;

2.

Delivery has occurred or service have been rendered;

3.

The seller’s price to the buyer is fixed or determinable; and

4.

Collectibility is reasonably assured.

As auditors we viewed the internal systems and usage reports as providing ample evidence of the transaction recorded as revenue for the period stated. The Company by depositing the payment for pre-paid minutes was assured of collection and had evidence of an arrangement on a fixed rate basis. The Company recorded the revenue simultaneous with incurring its cost for the transaction through call reports generated by its own tracking systems and well as the usage reports supplied by its primary vendor.

While the Company is also an authorized reseller of VoIP telecommunication equipment and software, through March 31, 2007, no material revenue has been reported for this business segment. All non-telephony services and other income is recognized on an accrual basis. Monies received in advance for services or products are recorded as customer deposits and classified as deferred revenue. Cost of revenue includes the cost of capacity associated with the revenue recognized within the corresponding time period.

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 3, 2007

4.

(SEC #14) Financial Statements – (Continued) – Revenue Presentation

Gross Revenue Presentation of Revenue: Since commencement of revenue operations during FY2005 the Company has recorded revenue as earned for the period stated on a “gross basis.”  While the Company has undergone a strategic shift of its marketing strategy from a retail/wholesale mix with both international and domestic telecommunications services to primarily a wholesale only and international only position it has consistently presented its revenue on a gross basis versus a net basis.

The SEC requested analysis of the Company’s revenue presentation policy in light of EITF 99-19. The issue identified in this EITF (and requirements in SAB 101) was whether or not a company should report revenue on the amount billed to a customer or the net amount retained by a company after paying its supplier.

The transactions which accounted for the overwhelming majority of revenue reported in our audit for the year ending September 30, 2005 and 2006, and, for the quarterly periods we reviewed ending December 31, 2006 and March 31, 2007 provide substantial support that the Company’s revenues are fairly stated on a “gross basis” for the period identified. We based our conclusion on the following key facts consistent with the analysis identified in EITF 99-19, (specifically paragraphs 7, 8, 9, 10 and 11, respectively):

1.

GTIP is the primary obligor in the arrangement with its customers;

2.

GTIP has both general and specific financial risk in the transaction;

3.

GTIP has the ability (within market constraints) to set its own price;

4.

GTIP has discretion (within volume and regulatory constraints) to select its own supplier and to switch suppliers without prior consent;

5.

GTIP does not earn a fixed fee or commission from its suppliers but instead pays suppliers based on a rate at the time revenue is earned.

The Company is the sole obligator to customers who purchase pre-paid minutes and has the risk of loss for any minutes its purchases from suppliers or any potential loss on its accounts receivables. The Company’s margins are based on a spread between its cost and the price it sets for minutes at the time of sale. If supplier rates increase from the time it contracts with a customer to the time the revenue is earned it bears 100% of the risk of that differential. Finally, the Company has sole authority to determine which traffic it wants to direct to each of its suppliers and is not paid any form of a commission or fee from its suppliers which would justify revenue presentation on a net basis.

We are not aware of any arrangements or facts which would be significant indicators of net revenue reporting or presentation (see EITF 99-19, par 15-17).

GlobalTel IP, Inc.

SEC Comment Letter Reply

July 3, 2007

5.

(SEC #15) Financial Statements – Obligations under Operating Leases

Operating Agreements with IMT:  The Company has contracted with IMT (a related party), for property rental, administrative support, technical support and wholesale telecommunications services. It’s our understanding that each of the agreements (including amendments and extensions thereto) reviewed in the course of our prior audits and quarterly reviews have been provided as part of the Company’s SB-2 Registration Statement. The following summarizes the financial terms of those written agreements and their current termination dates:

Name of Agreement

Monthly Cost

Effective

Office Lease Agreement (a)

$  3,500 per month

thru 07/08/07

Co-Location Lease Agreement (b)

$  1,850 per month

thru 08/31/07

Software Support Agreement (c)

$10,500 per month

thru 08/31/07

(a)

Monthly amount includes rent (1,500 sf), maintenance and utilities. This lease has no renewal terms. The original agreement with IMT (2005) was for 1,000 sf at a rate of $1,950 per month. In June 2007, the Company leased new office space from an unaffiliated party and terminated the existing lease with IMT effective July 8, 2007.

(b)

Monthly amount includes rack space, rent, maintenance and utilities. This lease has no renewal terms and is considered a month-to-month lease with a 30 day notice of termination.

(c)

Monthly amount includes 150 hours of billing assistance, development and product support for assets purchased as part of the Asset Purchase Agreement dated February 25, 2005 with IMT. This lease has no remaining automatic renewal terms and is considered a month-to-month lease with a 30 day notice of termination

Control Issue - IMT:  The Company has disclosed that it is dependant on IMT and has multiple operational arrangements with IMT. Each agreement, based on our review, appears to be negotiated on commercially reasonable terms and the Company can procure the same services or rights from others without penalty. Since February 28, 2007 each agreement with IMT has been converted to a month-to-month arrangement and the Company is in the process of relocating its primary offices to a new facility. The structure of support from IMT, while mandating disclosure of IMT as a major supplier (and as a related party), does not meet the criteria set forth in EITF 97-2 or 04-5 to establish the existence of a controlling financial interest. IMT has neither directly or indirectly a majority equity position nor any contractual or contingent rights that could provide it with authority or control over operations or decision-making of the Company.

Please advise us if we can be of any further assistance to you or your attorney.

Sincerely,

/s/ Elliott Starman, CPA

Partner

From: Registration-Help [mailto:registration-help@pcaobus.org]
Sent: Thursday, September 07, 2006 4:17 PM
To: Richard OBrien
Subject: RE: Issue over "name" of our firm listed with PCAOB

Mr. O'Brien,

In response to your email, the Board has made publicly available your firm's registration application at its website, which can be found at http://registrationapplications.pcaobus.org/ , under Board Rule 2300.  You can retrieve your firm's application by search for your firm's legal name, Starman & Abitante, LLC, or another name used by your firm, Ribotsky, Levine & Company, CPAs, as provided on the registration application.   Hope this helps.

Thanks,

Registration staff